FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-266405

June 16, 2025

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the registration statement, any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

ENBRIDGE INC.

4.600% Senior Notes due 2028

4.900% Senior Notes due 2030

5.550% Senior Notes due 2035

5.950% Senior Notes due 2054

Issuer:	Enbridge Inc.

Guarantors:	Spectra Energy Partners, LP Enbridge Energy Partners, L.P.

Issue of Securities:	4.600% Senior Notes due 2028	4.900% Senior Notes due 2030	5.550% Senior Notes due 2035	5.950% Senior Notes due 2054 (the “New 2054 Notes”)

Principal Amount:	US$400,000,000	US$600,000,000	US$900,000,000	US$350,000,000

Qualified Reopening:	N/A	N/A	N/A	The New 2054 Notes offered hereby constitute a further issuance of the 5.950% Senior Notes due 2054, of which US$800,000,000 aggregate principal amount was issued on April 5, 2024 (the “Existing 2054 Notes”). The New 2054 Notes will form a single series with, and will have the same CUSIP number as, the Existing 2054 Notes and will trade interchangeably with the Existing 2054 Notes immediately upon settlement. Upon completion of this offering, the aggregate principal amount of our 5.950% Senior Notes due 2054, including the New 2054 Notes, will be US$1,150,000,000.

Coupon:	4.600%	4.900%	5.550%	5.950%

Interest Payment Dates:	Semi-annually on June 20 and December 20, commencing on December 20, 2025.	Semi-annually on June 20 and December 20, commencing on December 20, 2025.	Semi-annually on June 20 and December 20, commencing on December 20, 2025.	Semi-annually on April 5 and October 5, commencing on October 5, 2025.

Maturity Date:	June 20, 2028	June 20, 2030	June 20, 2035	April 5, 2054

Treasury Benchmark:	3.875% due June 15, 2028	4.000% due May 31, 2030	4.250% due May 15, 2035	4.625% due February 15, 2055

U.S. Treasury Yield:	3.931%	4.038%	4.454%	4.960%

Spread to Treasury:	+0.670%	+0.870%	+1.120%	+1.220%

Re-offer Yield:	4.601%	4.908%	5.574%	6.180%

Initial Price to Public:	99.997% of the principal amount	99.965% of the principal amount	99.818% of the principal amount	96.913% of the principal amount (plus accrued interest of US$4,338,541.67 from and including April 5, 2025 to, but excluding, June 20, 2025)

Minimum Denominations:	US$2,000 x $1,000	US$2,000 x $1,000	US$2,000 x $1,000	US$2,000 x $1,000

Optional Redemption:

On any date more than one month prior to the maturity date for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date.

On any date that is on or after May 20, 2028, the date that is one month prior to the maturity date, for an amount equal to the principal amount of the notes redeemed plus accrued but unpaid interest to the redemption date.

On any date more than one month prior to the maturity date for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date.

On any date that is on or after May 20, 2030, the date that is one month prior to the maturity date, for an amount equal to the principal amount of the notes redeemed plus accrued but unpaid interest to the redemption date.

On any date more than three months prior to the maturity date for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date.

On any date that is on or after March 20, 2035, the date that is three months prior to the maturity date, for an amount equal to the principal amount of the notes redeemed plus accrued but unpaid interest to the redemption date.

On any date more than six months prior to the maturity date for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date.

On any date that is on or after October 5, 2053, the date that is six months prior to the maturity date, for an amount equal to the principal amount of the notes redeemed plus accrued but unpaid interest to the redemption date.

Make-Whole Premium:	U.S. Treasury +15 bps	U.S. Treasury +15 bps	U.S. Treasury +20 bps	U.S. Treasury +25 bps

CUSIP / ISIN:	29250N CH6 / US29250NCH61	29250N CJ2 / US29250NCJ28	29250N CK9 / US29250NCK90	29250N CD5 / US29250NCD57

Trade/Pricing Date:	June 16, 2025

Settlement Date*:	June 20, 2025 (T+3)

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC Wells Fargo Securities, LLC BofA Securities, Inc. Truist Securities, Inc.

Co-Managers:	Barclays Capital Inc.
Credit Agricole Securities (USA) Inc.
Deutsche Bank Securities Inc.
Morgan Stanley & Co. LLC
SG Americas Securities, LLC
MUFG Securities Americas Inc.
SMBC Nikko Securities America, Inc.
PNC Capital Markets LLC
Santander US Capital Markets LLC
Roberts & Ryan, Inc.
Academy Securities, Inc.
Loop Capital Markets LLC
Samuel A. Ramirez & Company, Inc.

*The issuer expects that delivery of the Notes will be made against payment therefor on or about June 20, 2025, which will be the third business day following the date of pricing of the Notes (this settlement cycle being herein referred to as “T+3”). Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisor.

Capitalized terms used and not defined herein have the meanings assigned in the issuer’s Preliminary Prospectus Supplement, dated June 16, 2025.

The issuer and guarantors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533, Mizuho Securities USA LLC toll-free at 1-866-271-7403, or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Not for retail investors in the European Economic Area (“EEA”) or the United Kingdom. No key information document (KID) as required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) or as required by the PRIIPs Regulation as it forms part of domestic UK law by virtue of the European Union (Withdrawal) Act 2018, as amended, has been prepared as not available to retail investors in the EEA or the United Kingdom, respectively.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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